#PB 3/10/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34980

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Smith Hayes Financial SERVICES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Centere Terrace, 1225 L Street
(No. and Street)

Lincoln (City) NE (State) 68508 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. John Decker, Chief Executive Officer 402-476-3000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100 (Address) Omaha (City) NE (State) 68102 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PB 3/13/15

OATH OR AFFIRMATION

I, John Decker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SMITH HAYES Financial Services Corporation (the "Company"), as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

[signature]

Signature

President + CEO

Title

GENERAL NOTARY - State of Nebraska
BRENDA M. MERRITT
My Comm. Exp. May 6, 2017

[signature]

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

SMITH HAYES Financial Services Corporation

Statement of Financial Condition as of December 31, 2014, and Report of Independent Registered Public Accounting Firm

Filed in Accordance With Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
As a **PUBLIC DOCUMENT**

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 997 7875
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
SMITH HAYES Financial Services Corporation
Lincoln, Nebraska

We have audited the accompanying statement of financial condition of SMITH HAYES Financial Services Corporation (the "Company"), a wholly-owned subsidiary of SMITH HAYES Companies, as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of SMITH HAYES Financial Services Corporation as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2015

SMITH HAYES FINANCIAL SERVICES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 2,138,567
Securities owned — at fair value	1,249,142
Commissions receivable	470,898
Due from clearing broker	54,356
Due from affiliates	1,849,335
Goodwill	86,884
Prepaid expenses and other assets	303,601
Deferred income taxes	58,357
TOTAL	$ 6,211,140

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable	$ 100,965
Accrued salary and related expenses	2,424,800
Total liabilities	2,525,765
COMMITMENTS AND CONTINGENCIES (NOTE 6)	
STOCKHOLDER'S EQUITY:	
Common stock — par value $1 per share; authorized, 10,000 shares; issued and outstanding, 1,000 shares	1,000
Paid-in capital	2,210,234
Retained earnings	1,474,141
Total stockholder's equity	3,685,375
TOTAL	$ 6,211,140

See notes to statement of financial condition.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business — SMITH HAYES Financial Services Corporation (the "Company") was incorporated on September 16, 1985 and is a wholly-owned subsidiary of SMITH HAYES Companies (the "Parent"). The Company operates as a broker/dealer on a "fully-disclosed basis" under agreements with unaffiliated clearing brokers. Accordingly, the Company is exempt from provisions of Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule.

Use of Estimates — In preparing the financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition. Actual results could differ significantly from those estimates.

Cash Equivalents — The Company considers highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Commissions Receivable – All accounts receivable are deemed to be collectible therefore no allowance for uncollectible accounts is recognized.

Securities Transactions — All transactions with and for customers are made with a clearing broker, dealer or investment company that carries the accounts of such customers. Proprietary purchases and sales of securities and related commission revenues and expenses are recorded on a trade date basis.

Securities Owned — Securities owned are carried at fair value and consist of municipal warrants. Changes in fair value are included in net investment income in the statement of operations.

Goodwill — Goodwill was tested for impairment as of December 31, 2014 by comparing fair value to carrying value of the reporting unit. No impairment loss was recognized during the year ended December 31, 2014.

Income Taxes — The Company files a consolidated return for income tax purposes with its Parent and affiliates. Under the terms of the group's tax-sharing arrangement, the Company computes its tax as if it were filing a separate tax return. Current tax expense and benefit is charged to the company by the Parent based on the Company's allocated share of net income or loss. Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements using the current enacted tax rates.

The Company has determined that no material uncertain tax positions exist as of December 31, 2014. The Company's open tax year for federal income tax purposes is 2013 and 2014. It is the policy of the Company to recognize accrued interest and penalties related to uncertain tax positions in income tax expense.

Subsequent Events –The Company has evaluated subsequent events through the date the financial statements were issued and has determined that there are no material events that require adjustment to or disclosure in these financial statements.

2. NET CAPITAL REQUIREMENT

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1" or "the Rule"). Under Rule 15c3-1, as amended, the Company must maintain "net capital" of at least $250,000, and not allow the ratio of "aggregate indebtedness" to "net capital", as those terms are defined in the Rule, to exceed 15 to 1 ("net capital" of at least 6-2/3% of "aggregate indebtedness"). At December 31, 2014, the Company had aggregate indebtedness of $2,525,765, net capital of $1,492,576, excess net capital of $1,242,576 and a ratio of "aggregate indebtedness" to "net capital" of 1.69 to 1.

3. RELATED PARTY TRANSACTIONS

The Company shares office facilities with its Parent and other affiliates. The cost of office space is allocated to the Company under a month-to-month lease arrangement based on square footage. As of December 31, 2014, the Company prepaid $66,118 directly to lessors, on behalf of the Parent, to rent office facilities in January 2015, which is included in prepaid expense in the statement of financial condition.

As of December 31, 2014, $205,946 was due from the Parent of which $318,526 is for equipment and other assets purchased by the Company on behalf of the parent and $112,580 was due to the parent for the Company's current federal and state income tax expense.

The Company received a fee for administrative and other expenses provided to SMITH HAYES Advisers, Inc. (SHAI), a company related through common ownership, and fees for advisory services provided by the Company, of which a portion is ultimately paid to the Company's brokers. As of December 31, 2014, $1,643,389 was due from SHAI.

Transactions with related parties are not necessarily indicative of revenues and expenses which would have occurred had the parties not been related.

4. EMPLOYEE BENEFIT PLANS

The Company has a 401(k) profit-sharing plan covering substantially all employees. Employees may contribute up to the maximum amount allowed by federal regulations. The Parent also has an employee stock ownership plan (ESOP). The Company's contributions are discretionary and are allocated among participants that are actively employed on the last day of the plan year and eligible to share in the contribution for the plan year. The Company will make a $100,000 profit sharing contribution to the 401(k) Plan and will not make a contribution to the ESOP for the year ended December 31, 2014. At December 31, 2014, $100,000 was accrued for the contribution to the 401(k) Plan.

5. LINE OF CREDIT

The Company has a $2,000,000 line of credit with a commercial bank. The purpose is to provide financing for municipal warrant inventory owned by the Company until resale to customers. The line of credit is secured by the Company's underwritten municipal warrants until sold to customers at which time the line of credit is repaid. The line matures June 30, 2015, and bears interest at 4.5% at December 31, 2014. At December 31, 2014, there was no outstanding balance on the line of credit. It is the Company's intent to renew the line of credit when it matures.

6. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments. The Company had open commitments totaling $480,000 relating to such underwriting commitments existing at December 31, 2014.

The Company is involved in various legal matters from time to time. The Company has estimated the range of contingency from $0 to $60,000. As there currently is no best estimate within the range, no accrual has been recorded in the financial statements.

7. FINANCIAL INSTRUMENTS WITH MARKET RISK AND CONCENTRATION OF CREDIT RISK

As a broker-dealer, the Company is engaged in various trading and brokerage activities serving a diverse group of corporate, institutional and individual investors. A significant portion of the Company's transactions are on a principal basis, which are subject to the risk of counterparty nonperformance. The Company's exposure to credit risk associated with the contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no amounts are recorded on the statement of financial condition for these contingent liabilities.

The Company has provided a guarantee to its clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. There were no unsecured amounts in accounts introduced by the Company at December 31, 2014. Management believes the potential for the Company to be required to make payments under this agreement is remote. Accordingly, the Company has not recorded a guarantee in the statement of financial condition for these transactions.

Securities owned include municipal warrants. These warrants are issued by municipalities in the State of Nebraska to obtain funding for economic development projects. In the event these development projects are not ultimately successfully completed, the Company is at risk that these securities will not be marketable as described in Note 8. As the warrants are purchased with the intent to resell, the Company's risk is limited to its holding period of the warrants and the carrying amount of its investment.

The Company believes it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with the "Fair Value Measurements and Disclosures" Topic of the FASB Accounting Standards Codification (ASC), the Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level disclosed is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety. In summary, the hierarchy prioritizes inputs to valuation techniques into three levels:

- Level 1 — Quoted prices in active markets for identical assets/liabilities. The Company has no Level 1 assets.

- Level 2 — Includes prices based on other observable inputs, including quoted prices for similar assets/liabilities. The Company's Level 2 assets include municipal warrants.

- Level 3 — Includes unobservable inputs and may include the entities own assumptions about market participant assumptions. The Company's Level 3 assets include municipal warrants.

The following table summarizes assets measured at fair value on a recurring basis by the "Fair Value Measurements and Disclosures" Topic of the FASB ASC hierarchy levels described above as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Securities owned	$ -	$ 550,411	$ 698,731	$ 1,249,142
Total assets accounted for at fair value:	$ -	$ 550,411	$ 698,731	$ 1,249,142

The valuation techniques used to measure the fair values by type of investment in the above table follow:

- Securities owned — The Company's municipal warrants that have a ready market are categorized as Level 2 as the Company's valuations utilize observable sales prices for similar warrants. The municipal warrants that have been deemed to be nonmarketable are categorized as Level 3 as the valuation techniques required the Company to make significant assumptions that were not observable in the market and were primarily based on the Company's own assumptions concerning the value of the municipal warrants. A discounted cash flow approach was used to determine the fair market value of the Level 3 assets. The company used a weighted average of three likely scenarios for the future cash flows that will be received and applied a discount rate of between 3.54% and 7.96% to each outcome. A higher discount would result in a lower estimate of fair value. The discount rate was obtained by finding municipal securities in other markets with a similar duration.

The following table summarizes changes to the financial instruments for the year ended December 31, 2014, carried at fair value for which the Company used significant unobservable inputs (Level 3) to determine fair value measurements:

Fair value - December 31, 2013	$ -
Total losses included in net investment income	(151,557)
Purchases	850,288
Transfers in and/or out of Level 3	-
Fair value - December 31, 2014	$ 698,731

9. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2014, the Company's gross deferred tax assets were $191,679 and gross deferred tax liabilities were $133,322, which related primarily to amortization of goodwill for tax purposes, non-compete agreements, non-deductible shareholder accrued wages, and prepaid expenses deductible when paid.

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 997 7875
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
SMITH HAYES Financial Services Corporation
Lincoln, Nebraska

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by SMITH HAYES Financial Services Corporation (the "Company"), a wholly-owned subsidiary of SMITH HAYES Companies, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by management noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by management supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 25, 2015

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 997 7875
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
SMITH HAYES Financial Services Corporation
Lincoln, Nebraska

We have reviewed management's statements, included in the accompanying SMITH HAYES Financial Services Corporation Exemption Report in which (1) SMITH HAYES Financial Services Corporation (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k)(2)(ii) and (2) the Company stated that the Company met the identified exemption provisions throughout the period June 30, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 25, 2015

SMITH HAYES
Financial Services Corporation

Exemption Report

We as members of management of Smith Hayes Financial Services are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision"). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, we assert the following:

(1) We identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) and (2) we met the identified exemption provision throughout the most recent period beginning June 1, 2014 and ending December 31, 2014 without exception.

John Decker, President

February 25, 2015

1225 L Street, Suite 200 P.O. Box 83000
Lincoln, NE 68501-3000 Phone 402-476-3000
Fax 402-476-6909 Toll Free 1-800-279-7437